02 AUG 27 AM 8:56

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02049528

20th August 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Appointment/Resignation as Secretary/Director forms 288a & b
- TNS Sport Limited , Reg no. 2824645 – Amended Articles of Association

PROCESSED

SEP 0 6 2002

THOMSON FINANCIAL

Teledynamic Limited
Schemetype Limited
Taylor Nelson AGB Television Limited
TNS Media Intelligence Limited
Annual Return 363's

- Taylor Nelson Sofres plc – 288a form (Mr R Rowley as director)
- Dealing by Substantial Shareholder

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

dlw 9/4

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\020820 various.doc

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

22nd August 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Resignation as Director forms 288b for Mr Hugh Stammers
  Taylor Nelson Sofres plc - 912624

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\020822 288b.doc